Exhibit 99.1


                                [Graphic Omitted]


                                                           FOR IMMEDIATE RELEASE



                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                           FIRST QUARTER 2005 RESULTS


Tel Aviv, Israel - June 2, 2005- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the first quarter, which ended March 31, 2005.


First quarter Results:

Net loss for the first quarter of 2005 totaled NIS 11.0 million (US$2.5 million), compared with a net income of NIS 30.3 million (US$6.9 million) in the corresponding period of 2004.

Commentary on the First Quarter:

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "The results of the first quarter of 2005 include irregular amounts of NIS 10 million (US$2.3 million), resulting from initiation expenses regarding the tender offer for Channel 2 and expenses relating to employee stock benefits. In addition, these results do not reflect the substantial profit we are expecting from the transaction with Klepierre that was recently announced. We anticipate recording that profit during fiscal years 2005 and 2006.

Mr. Yitzhaki further commented: "The dividend distributed during the first quarter of 2005 in the amount of US$ 37 million, demonstrates the Company's desire to share its success with its shareholders".

The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):


------------------------------------------------------------------------------------------------------
                                     For the 3-month                    For the twelve-month
                                   period ended Mar 31                   period ended Dec 31
                          ----------------------------------------------------------------------------
                             2005       %       2004       %       2004       %      2003       %
------------------------------------------------------------------------------------------------------
Operating commercial
centers                     51,837     44      95,646     61     311,893     53     347,056     64
------------------------------------------------------------------------------------------------------
Hotels operation and
management                  54,543     45      52,087     33     218,365     37     189,205     34
------------------------------------------------------------------------------------------------------
Leasing fees etc.            3,305      3       3,280      2      13,238      2      13,495      2
------------------------------------------------------------------------------------------------------
Medical systems              9,615      8       5,513      4      44,049      8           -      -
------------------------------------------------------------------------------------------------------
Total revenues             119,300     100    156,526     100    587,545     100    549,756    100
------------------------------------------------------------------------------------------------------

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):


------------------------------------------------------------------------------------------------------
                                     For the 3-month                    For the twelve-month
                                   period ended Mar 31                   period ended Dec 31
                          ----------------------------------------------------------------------------
                             2005       %       2004       %       2004       %      2003       %
------------------------------------------------------------------------------------------------------
Operating commercial
centers                     17,022     33     40,857      43     112,113     36     154,140     44
------------------------------------------------------------------------------------------------------
Hotels operation and
management                   3,528      6      3,868       7      17,271      8      11,515      6
------------------------------------------------------------------------------------------------------
Leasing fees etc.            2,546     77      2,423      74      10,063     76       9,985     74
------------------------------------------------------------------------------------------------------
Medical systems              7,454     78      4,440      81      34,215     78           -      -
------------------------------------------------------------------------------------------------------
Total Gross Profit          30,550     26     51,588      32     173,662     30     175,640     32
------------------------------------------------------------------------------------------------------

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

The decrease in revenues in the first quarter 2005 was due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004.

The consolidated net financial loss in the 3 month period ended March 31, 2005 was NIS 32.8 million (US$7.5 million), compared with a net financial income of NIS 47.4 million (US$10.9 million) in the first quarter of 2004.The substantial decrease results from a combination of the following factors:

1. Income from exchange rate differences of NIS 66.0 million (approximately US$15.0 million) for the 3-month period ended March 31, 2004 was generated by the significant re-valuation (5%) of the Hungarian Forint, which until April 1, 2004 was the functional currency of the operations in that country. There was no income generated from exchange rate differences in Hungary in the first quarter of 2005 due to the fact that the currency used in financing these activities is now the Euro.

2. During the first quarter of 2004 the Company recorded an income of NIS 27.0 million (US$6.2 million) from derivative financial instrument transactions. During the first quarter of 2005 no such transactions were carried out; thus, no income from such activities was recorded.

3. Finance expenses in the 3-month period ended March 31, 2005 resulted from interest on Plaza Center's bank loans totaling NIS 6.0 million (US$1.4 million) compared to NIS 17.0 million (US$3.9 million) during the corresponding period of 2004. This is the result of the reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004.


Other net income for the 3-month period ended March 31, 2005 was NIS 27.3 million (US$6.3 million), which resulted mainly from an additional gain derived from the sale of the 12 shopping centers in Hungary. During fiscal year 2004, the Company recorded a gain of NIS 132 million (US$30 million) from this sale.

The basic net loss per share for the three-month period ending March 31, 2005, was NIS 0.5 per share (approximately US$0.11 per share).

First Quarter Highlights:

On February 7, 2005 the Company's Board of Directors declared a dividend in the aggregate amount of US$37 million (or US$1.689 per Ordinary Share). The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

Recent Highlights:

o On May 22, 2005 the Elbit Medical Imaging ("EMI") Board of Directors approved the binding Heads of Terms signed on May 20, 2005 by EMI's wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers"), with the Klepierre Group of France for a portfolio that includes four (4) operational malls in Poland and an additional five (5) under development centers in Poland and the Czech Republic. The Heads of Terms is subject to approval by the respective Boards of EMI and Plaza Centers and the Supervisory Board of the Klepierre Group, and is subject to the fulfillment of certain conditions as specified below.

     Klepierre SA ("Klepierre"), one of the leading owners and operators of shopping centers in Europe, will acquire the entire equity and voting rights (100%) of the companies owning four operational shopping centers in Poland in consideration for payment of a purchase price calculated on the basis of the gross rentals of these centers as of the Closing date, at agreed upon yields. An adjustment of the purchase price will be conducted on December 31, 2005 on the basis of the gross rentals as of the adjustment date, at the agreed yields.

     As part of the transaction, Segece, a subsidiary of Klepierre ("Segece"), will acquire the entire outstanding share capital of Plaza Centers Management Poland Sp.z.o.o. ("Management Company"), the Polish subsidiary of Plaza Centers which managed the acquired operational malls.

     In addition, Klepierre will sign future share purchase agreements for the acquisition of the entire equity and voting rights in the companies presently developing two (2) shopping centers in Poland, as well as a further two (2) companies developing shopping centers in the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay the purchase price calculated on the basis of the gross rentals on the date of delivery, at upon agreed yields.

     Klepierre will furnish Plaza Centers with an irrevocable bank guarantee in respect of the entire consideration based upon forecasted gross rentals. A final adjustment of the purchase price for each of these development centers will be conducted up to nine (9) months following delivery on the basis of actual gross rentals as of their adjustment dates, at the agreed upon yields.

     Following Board Approvals, as noted above, the Heads of Terms constitute a binding agreement, subject to the obtaining of regulatory approvals, customary due diligence investigations, and the execution of definitive agreements in forms to be agreed. It is anticipated that the closing of the Transaction will occur by the end of July 2005.

     Subject to verification, as previously mentioned, and assuming the exercise by Klepierre of the option referred to above, the assets sold under the transactions contemplated are valued in the aggregate amount of approximately (euro) 425 million, or approximately US$540 million as of the date of this release.

     Within the framework of the transaction, it has also been agreed that Segece will acquire the remaining 50% of the equity rights in the Hungarian management company retained by Plaza Centers. In addition, one year following the consummation of the transaction for the acquisition of the twelve Hungarian shopping centers acquired by Segece in July 2004, Klepierre has agreed to release a bank guarantee held as security for certain future incomes.


o On April 21, 2005, the Company's wholly owned subsidiary, Plaza Centers completed the transaction for the sale of four (4) shopping centers owned and operated by Plaza Centers in Hungary to a subsidiary of the Dawnay Day Group ("Dawnay Day"), a leading financial and property group in the United Kingdom. The aggregate net cash consideration paid to Plaza Centers and its subsidiaries totaled approximately (euro)16.7 million, or approximately US$21.7 million. Such consideration was determined according to the asset value of the Acquired Companies on the basis of audited financial statements as of the closing date, which was approximately (euro)54.4 million, or approximately US$70.7 million, less the deduction of financial liabilities (mainly, long term bank loans in the aggregate amount of approximately (euro)40.1 million, or approximately US$52 million).

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd.


Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Kathy Price
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6011                                 +212-983-1702 x212
mlavine@europe-israel.com                       kprice@annemcbride.com


                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                               March 31                Dec 31           March 31
                                                      --------------------------    -----------       ------------
                                                           2005         2004            2004              2005
                                                      -----------    -----------    -----------       ------------
                                                                                                       Convenience
                                                                                                       translation
                                                                   NIS in thousands                      US$'000
                                                      -----------------------------------------       ------------

Current Assets
Cash and cash equivalents                                172,943      151,936         345,745             39,657
Short-term deposits and investments                      271,570      309,228         278,021             62,272
Trade accounts receivable                                 32,818       47,780          39,102              7,525
Receivables and other debit balances                      84,992       81,239          66,140             19,489
Inventories                                               10,353        4,828           7,331              2,374
                                                      ----------   ----------      ----------        -----------
                                                         572,676      595,011         736,339            131,318
                                                      ----------   ----------      ----------        -----------
Long-Term Investments and Receivables
Long-term deposits, debentures, loans and
receivables                                              111,532      105,008         113,785             25,575
Investments in investees and other companies              70,824      131,554          71,608             16,240
                                                      ----------   ----------      ----------        -----------
                                                         182,356      236,562         185,393             41,815
                                                      ----------   ----------      ----------        -----------

Fixed Assets                                           3,559,082    4,813,018       3,527,988            816,116
                                                      ----------   ----------      ----------        -----------

Other Assets and Deferred Expenses                        57,025       84,056          55,859             13,076
                                                      ----------   ----------      ----------        -----------

Assets Related to Discontinuing Operations                13,940       15,979          14,700              3,197
                                                      ----------   ----------      ----------        -----------

                                                       4,385,079    5,744,626       4,520,279          1,005,521
                                                      ==========   ==========      ==========        ===========

Current Liabilities
Short-term credits                                       586,364      956,983         536,937            134,456
Suppliers and service providers                           71,201       80,023          74,358             16,327
Payables and other credit balances                       158,791      160,728         183,446             36,412
                                                      ----------   ----------      ----------        -----------
                                                         816,356    1,197,734         794,741            187,195
                                                      ----------   ----------      ----------        -----------

Long-Term Liabilities                                  2,447,071    2,953,549       2,418,897            561,126
                                                      ----------   ----------      ----------        -----------

Liabilities Related to Discontinuing Operations           71,237       83,987          71,986             16,335
                                                      ----------   ----------      ----------        -----------

Minority Interest                                        414,674      469,096         430,687             95,087
                                                      ----------   ----------      ----------        -----------

Shareholders' Equity                                     635,741    1,040,260         803,968            145,779
                                                      ----------   ----------      ----------        -----------

                                                       4,385,079    5,744,626       4,520,279          1,005,521
                                                      ==========   ==========      ==========        ===========


                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                                                                                    Three
                                                                                    Year            months
                                                            Three months            ended           ended
                                                            ended March 31          Dec 31         March 31
                                                      ------------------------     ---------      ----------
                                                         2005          2004          2004            2005
                                                      ---------     ----------     ---------      -----------
                                                                                                  Convenience
                                                                                                  translation
                                                                 NIS in thousands                   US$'000
                                                    ----------------------------------------      -----------
Revenues
Commercial center operations                           51,837         95,646        311,893          11,886
Hotels operations and management                       54,543         52,087        218,365          12,507
Sale of medical systems                                 9,615          5,513         44,049           2,205
Lease of assets                                         3,305          3,280         13,238             758
                                                     --------       --------       --------        --------
                                                      119,300        156,526        587,545          27,356
                                                     --------       --------       --------        --------
Costs of revenues
Commercial center operations                           34,815         54,789        199,780           7,983
Hotels operations and management                       51,015         48,219        201,094          11,698
Sale of medical systems                                 2,161          1,073          9,834             496
Lease of assets                                           759            857          3,175             174
                                                     --------       --------       --------        --------
                                                       88,750        104,938        413,883          20,351
                                                     --------       --------       --------        --------

Gross profit                                           30,550         51,588        173,662           7,005

Project initiation expenses                             5,629            177          2,371           1,291
Research and development expenses, net                 11,559         11,987         38,158           2,651
Marketing and selling expenses                          5,963         10,321         43,075           1,367
General and administrative expenses                    25,968         19,609         92,536           5,955
                                                     --------       --------       --------        --------
                                                       49,119         42,094        176,140          11,263
                                                     --------       --------       --------        --------

Operating profit (loss) before financial income
(expenses), net                                       (18,569)         9,494         (2,478)         (4,258)
Financial Income (expenses), net                      (32,772)        47,391        (53,569)         (7,515)
                                                     --------       --------       --------        --------
Operating profit (loss) after financial incime
(expenses), net                                       (51,341)        56,885        (56,047)        (11,773)
Other income (expenses), net                           27,335        (15,114)        96,908           6,268
                                                     --------       --------       --------        --------
Profit (loss) before income taxes                     (24,006)        41,771         40,861          (5,505)
Income taxes                                              793         15,275         15,804             182
                                                     --------       --------       --------        --------
Profit (loss) after income taxes                      (24,799)        26,496         25,057          (5,687)
Share in results of associated companies, net          (2,145)        (3,346)       (15,968)           (492)
Minority interest in results of subsidiaries, net      17,121          7,867         27,448           3,926
                                                     --------       --------       --------        --------
Profit (loss) from continuing operation                (9,823)        31,017         36,537          (2,252)
Profit (loss) from discontinuing operation, net          (543)          (732)         6,810            (125)
cumulative effect of accounting change at the
beginning of the year                                    (605)             -              -            (139)
                                                     --------       --------       --------        --------
Net income (loss)                                     (10,971)        30,285         43,347          (2,516)
                                                     ========       ========       ========        ========

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation                               (0.45)          1.39           1.59           (0.10)
From discontinuing operation                            (0.02)         (0.03)          0.30           (0.00)
cumulative effect of accounting change at the
beginning of the year                                   (0.03)             -              -           (0.01)
                                                     --------       --------       --------        --------
Basic earnings (loss) per share                         (0.50)          1.36           1.89           (0.11)
                                                     ========       ========       ========        ========
Diluted earnings (loss) per share                       (0.50)          1.31           1.84           (0.11)
                                                     ========       ========       ========        ========